Fax

LIBERTY INTERNATIONAL

RECEIVED
2004 AUG -5 A 9:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	John Armstrong	**Date:**	5 August 2004
Pages:	3		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find attached an announcement that was made on the London Stock Exchange today

UNDER

04036013

Regards

John Armstrong
Assistant Company Secretary

PROCESSED
AUG 06 2004
THOMSON FINANCIAL

Dle 8/5

LIBERTY
INTERNATIONAL

August 2004, 5

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Directors' Shareholdings".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact John Armstrong at +44 (0) 20 7887 7064.

Yours faithfully,

John Armstrong
Assistant Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

Liberty International PLC
Directors' Shareholdings

1	Name of company:	Liberty International PLC
2	Name of director:	Mr J I Saggers
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Holding of director named in 2 above
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	Mr J I Saggers
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For a PEP transactions please indicate whether general/single company PEP and if discretionary/non discretionary:	Transfer of shares to Spouse
7	Number of shares/amount of stock sold:	6,122 shares
8	Percentage of issued class:	0.002%
9	Class of security:	Ordinary Shares
10	Price per share:	N/A
11	Date of transaction:	5 August 2004
12	Date company informed:	5 August 2004
13	Total holding following this notification:	101,684
14	Total percentage holding of issued class following this notification:	0.032%
15	Contact name for queries:	John Armstrong 020 7887 7064
16	Name of company official responsible for making notification:	John Armstrong Assistant Company Secretary

Date of Notification: 5 August 2004